                                   FORM 11-K





(Mark one)


                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995



                                       OR




                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___ to ___.




Commission file number #________



                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
                               Ryder System, Inc.
                              3600 N.W. 82 Avenue
                             Miami, Florida  33166

                          Independent Auditors' Report


The Participants and Administrator
Ryder System, Inc. Employee Savings Plan A:

We have audited the accompanying statements of financial position with fund information of Ryder System, Inc. Employee Savings Plan A as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity with fund information for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994 and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Investments and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of financial position with fund information and statements of income and changes in plan equity with fund information are presented for purposes of additional analysis rather than to present the financial position and changes in plan equity for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          /s/ KPMG PEAT MARWICK LLP


Miami, Florida
June 14, 1996

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
             STATEMENT OF FINANCIAL POSITION WITH FUND INFORMATION
                               DECEMBER 31, 1995


                          Assets                     Fund A        Fund B     Fund C    Fund D      Fund E      Fund F
                                                 ---------------------------------------------------------------------
  Investments:
    Fixed income investments,
      at cost                                    $     375,559    4,143,570      0     126,189     273,410     115,809
    Group annuity insurance
      contracts, at cost                                     0   38,815,957      0           0           0           0
    Pooled investment funds
      (cost, 34,735,521)                                     0            0      0  10,352,527  23,414,867   6,700,781
    Securities of
      participating employer
      (cost, 12,084,833)                            10,045,857            0      0           0           0           0
    Participant loans receivable                             0            0      0           0           0           0
                                                 ---------------------------------------------------------------------
      Total investments                             10,421,416   42,959,527      0  10,478,716  23,688,277   6,816,590
  Dividends and interest
    receivable                                           1,832      235,013      0      35,729           0         128
  Contributions receivable
    and other                                            1,929       14,653    819       2,844       5,526       4,520
  Interfund transfers
    receivable (payable)                               563,845       (2,005)   (29)        (61)      9,792       6,772
                                                 ---------------------------------------------------------------------
      Total assets                               $  10,989,022   43,207,188    790  10,517,228  23,703,595   6,828,010
                                                 =====================================================================
          Liabilities and Plan Equity
  Other liabilities                              $     187,152      150,449    790      24,775      63,637      20,817

Plan equity                                         10,801,870   43,056,739      0  10,492,453  23,639,958   6,807,193
                                                 ---------------------------------------------------------------------
  Total liabilities
    and plan equity                              $  10,989,022   43,207,188    790  10,517,228  23,703,595   6,828,010
                                                 =====================================================================
Number of units                                        134,033    3,946,692      0     263,018     416,929      90,316
                                                 =====================================================================
Plan equity per unit                             $       80.59        10.91   0.00       39.89       56.70       75.37
                                                 =====================================================================

                         Assets              Fund G     Fund H      Fund I      Fund J      Fund K      Loans    Total
                                           -----------------------------------------------------------------------------
  Investments:
    Fixed income investments,
      at cost                                  63,095    496,499          0           0         0         0    5,594,131
    Group annuity insurance
      contracts, at cost                            0          0          0           0         0         0   38,815,957
    Pooled investment funds
      (cost, 34,735,521)                    4,375,795          0    183,697     133,248    31,379         0   45,192,294
    Securities of
      participating employer
      (cost, 12,084,833)                            0          0          0           0         0         0   10,045,857
    Participant loans receivable                    0          0          0           0         0 7,825,478    7,825,478
                                           -----------------------------------------------------------------------------
      Total investments                     4,438,890    496,499    183,697     133,248    31,379 7,825,478  107,473,717
  Dividends and interest
    receivable                                 79,056      1,609          0           0         0   106,875      460,242
  Contributions receivable
    and other                                   3,523     67,645        204         142         0   196,226      298,031
  Interfund transfers
                                           -----------------------------------------------------------------------------
    receivable (payable)                      (14,290)  (564,044)        13           0         7         0            0

      Total assets                          4,507,179      1,709    183,914     133,390    31,386 8,128,579  108,231,990
                                           =============================================================================
  Liabilities and Plan Equity
  Other liabilities                            16,190      1,709       (672)        245       673   204,548      670,313

Plan equity                                 4,490,989          0    184,586     133,145    30,713 7,924,031  107,561,677
                                           -----------------------------------------------------------------------------
  Total liabilities
    and plan equity                         4,507,179      1,709    183,914     133,390    31,386 8,128,579  108,231,990
                                           =============================================================================
Number of units                                80,825          0      2,158       1,640       397
                                           =============================================================================
Plan equity per unit                            55.56       0.00      85.54       81.19     77.36
                                           =============================================================================

See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
             STATEMENT OF FINANCIAL POSITION WITH FUND INFORMATION
                               DECEMBER 31, 1994


                     Assets                Fund A       Fund B      Fund C       Fund D       Fund E
                                      ----------------------------------------------------------------
  Investments:
    Fixed income investments,
      at cost                         $      292,410     959,424      150,725       70,991     119,714
    Group annuity insurance
      contracts, at contract value                 0  44,617,908            0            0           0
    Pooled investment funds
      (cost, $34,562,341)                          0           0    3,996,749    8,219,400  17,071,757
    Securities of
      participating employer
      (cost, $12,290,134)                 10,005,573           0            0            0           0
   Other Securities
      (cost, $1,517,770)                           0           0            0            0           0
    Participant loans receivable                   0           0            0            0           0
                                      ----------------------------------------------------------------
      Total investments                   10,297,983  45,577,332    4,147,474    8,290,391  17,191,471
  Dividends and interest
    receivable                                   198     264,844          232           75          34
  Contributions receivable
    and other                                577,409     852,206      108,651       14,428     597,375
  Interfund transfers
    receivable (payable)                    (194,188)   (141,838)     (61,461)     (13,898)   (172,227)
                                      ----------------------------------------------------------------
      Total assets                    $   10,681,402  46,552,544    4,194,896    8,290,996  17,616,653
                                      ================================================================
     Liabilities and Plan Equity
Other liabilities                     $      101,398      24,522        1,036       20,589       4,118
Plan equity                               10,580,004  46,528,022    4,193,860    8,270,407  17,612,535
                                      ----------------------------------------------------------------
  Total liabilities
    and plan equity                   $   10,681,402  46,552,544    4,194,896    8,290,996  17,616,653
                                      ================================================================
Number of units                              151,560   4,537,925      205,385      273,420     436,832
                                      ================================================================
Plan equity per unit                  $        69.81       10.25        20.42        30.25       40.32
                                      ================================================================


                     Assets             Fund F     Fund G     Fund H    Loan Fund     Total
                                      --------------------------------------------------------
  Investments:
    Fixed income investments,
      at cost                            109,480    113,777        714          0    1,817,235
    Group annuity insurance
      contracts, at contract value             0          0          0          0   44,617,908
    Pooled investment funds
      (cost, $34,562,341)              5,121,906  4,296,659          0          0   38,706,471
    Securities of
      participating employer
      (cost, $12,290,134)                      0          0          0          0   10,005,573
   Other Securities
      (cost, $1,517,770)                       0          0    683,945          0      683,945
    Participant loans receivable               0          0          0  7,033,949    7,033,949
                                      --------------------------------------------------------
      Total investments                5,231,386  4,410,436    684,659  7,033,949  102,865,081
  Dividends and interest
    receivable                                76         83     10,702     94,620      370,864
  Contributions receivable
    and other                             29,797     56,131                          2,235,997
  Interfund transfers
    receivable (payable)                  46,802    108,589     (2,885)   431,106            0
                                      --------------------------------------------------------
      Total assets                     5,308,061  4,575,239    692,476  7,559,675  105,471,942
                                      ========================================================
     Liabilities and Plan Equity
Other liabilities                          5,763     16,548      7,721    380,243      561,938
Plan equity                            5,302,298  4,558,691    684,755  7,179,432  104,910,004
                                      --------------------------------------------------------
  Total liabilities
    and plan equity                    5,308,061  4,575,239    692,476  7,559,675  105,471,942
                                      ========================================================
Number of units                           89,393     94,823     13,007
                                      ========================================================
Plan equity per unit                       59.31      48.08      52.65
                                      ========================================================


See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                      Fund A         Fund B        Fund C       Fund D        Fund E           Fund F
                                  -----------------------------------------------------------------------------------
Net Investment Income:
  Dividends                          $222,087              0            0      1,218,179     1,308,426        823,667
  Interest                              7,361      2,691,833       33,770          8,833        19,139          6,625
                                  -----------------------------------------------------------------------------------
   Net investment income              229,448      2,691,833       33,770      1,227,012     1,327,565        830,292

Realized gains/(losses)               303,838              0            0         49,226       484,185         62,614

Net change in
  unrealized appreciation
  on investments                      816,239              0            0      1,088,392     4,529,498        347,540

Conributions:
  Employer contributions              341,943      1,638,104       44,445        262,741       573,609        250,402
  Employee contributions            1,010,564      4,898,421       87,837        968,111     2,065,887        936,028
                                  -----------------------------------------------------------------------------------
    Total contributions             1,352,507      6,536,525      132,282      1,230,852     2,639,496      1,186,430

Participant loan repayment            257,011      1,404,630       19,022        300,302       576,997        207,250

Distributions and other              (737,198)    (3,858,843)     (79,397)      (634,671)   (1,372,455)      (379,024)

Transfer to plan B                 (1,602,759)    (9,479,382)    (852,637)    (1,147,496)   (2,339,258)    (1,077,097)

Plan fees and expenses                (30,995)      (137,188)        (892)       (22,491)      (41,262)       (13,266)

Loans to participants                (368,775)    (2,548,090)     (44,490)      (423,886)     (980,164)      (267,044)

Interfund transfers                     2,550      1,919,232   (3,401,518)       554,806     1,202,821        607,200
                                  -----------------------------------------------------------------------------------
Net changes in
plan equity                           221,866    (3,471,283)   (4,193,860)     2,222,046     6,027,423      1,504,895

Plan equity at
  beginning of period              10,580,004     46,528,022    4,193,860      8,270,407    17,612,535      5,302,298
                                  -----------------------------------------------------------------------------------
Plan equity at
  end of period                   $10,801,870     43,056,739            0     10,492,453    23,639,958      6,807,193
                                  ===================================================================================

                                    Fund G         Fund H         Fund I        Fund J        Fund K      Loan Fund       Total
                                  -----------------------------------------------------------------------------------------------
Net Investment Income:
  Dividends                         265,101         2,356             0             0           21                0    3,839,837
  Interest                            4,416             0             0             0            0          407,136    3,179,113
                                  ----------------------------------------------------------------------------------------------
   Net investment income            269,517         2,356             0             0           21          407,136    7,018,950

Realized gains/(losses)             (21,890)     (160,768)          992           431        3,005                0      721,633

Net change in
  unrealized appreciation
  on investments                    319,711       263,171        17,253         6,975        3,274                0    7,392,053

Conributions:
  Employer contributions            233,721             0        18,606        12,615        5,271                0    3,381,457
  Employee contributions            810,146             0        41,292        20,184       11,096                0   10,849,566
                                  ----------------------------------------------------------------------------------------------
    Total contributions           1,043,867             0        59,898        32,799       16,367                0   14,231,023

Participant loan repayment          157,568           149         9,271         2,982          445       (2,935,627)           0

Distributions and other            (275,597)      (40,861)       (3,906)       (1,225)         (46)        (493,875)  (7,877,098)

Transfer to plan B                 (924,945)      (62,414)            0             0            0       (1,090,529) (18,576,517)

Plan fees and expenses              (10,074)       (2,203)            0             0            0                0     (258,371)

Loans to participants              (204,441)      (12,423)       (5,080)       (2,938)        (163)       4,857,494            0

Interfund transfers                (421,418)     (671,762)      106,158        94,121        7,810                0            0

Net changes in
plan equity                         (67,702)     (684,755)      184,586       133,145       30,713          744,599    2,651,673

Plan equity at
  beginning of period             4,558,691       684,755             0             0            0        7,179,432  104,910,004
                                 -----------------------------------------------------------------------------------------------
Plan equity at
  end of period                   4,490,989             0       184,586       133,145       30,713        7,924,031  107,561,677
                                 ===============================================================================================


See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                         Fund A      Fund B      Fund C      Fund D      Fund E       Fund F
                                    --------------------------------------------------------------------------
Net investment income:
  Dividends                         $     259,268           0           0     794,935      693,616     322,434
  Interest                                  5,058   2,937,306     139,108       2,170        5,196       1,775
                                    --------------------------------------------------------------------------
    Net investment income                 264,326   2,937,306     139,108     797,105      698,812     324,209

Realized gains                              7,893           0           0       3,582       78,376       3,516

Net change in unrealized
  (depreciation) on investments        (1,860,782)          0           0    (483,257)    (671,473)    (77,332)

Contributions:
  Employer contributions                  574,525   2,413,019     254,847     301,174      665,209     273,974
  Employee contributions                1,696,328   6,498,667     774,635   1,087,719    2,488,260   1,085,586
                                    --------------------------------------------------------------------------
    Total contributions                 2,270,853   8,911,686   1,029,482   1,388,893    3,153,469   1,359,560

Participant loan repayments               301,137   1,501,643     149,594     298,431      649,632     193,254

Distributions and other                  (492,982) (2,133,890)   (220,386)   (367,266)    (638,485)   (197,744)

Transfer from (to) Plan B              (1,088,554)    176,128     (17,065)    286,196      (35,467)    (38,180)

Plan fees and expenses                    (17,625)    (78,291)     (8,816)    (11,336)     (21,087)     (6,269)

Loans to participants                    (334,971) (1,988,969)   (250,768)   (349,950)    (751,363)   (232,074)

Interfund transfers                       508,375    (439,793)   (130,230)   (469,005)    (571,629)    322,806
                                    --------------------------------------------------------------------------
  Net changes in plan equity             (442,330)  8,885,820     690,919   1,093,393    1,890,785   1,651,746

Plan equity at beginning of
  period                               11,022,334  37,642,202   3,502,941   7,177,014   15,721,750   3,650,552
                                    --------------------------------------------------------------------------
Plan equity at end of
  period                            $  10,580,004  46,528,022   4,193,860   8,270,407   17,612,535   5,302,298
                                    ==========================================================================


                                      Fund G      Fund H      Loan Fund       Total
                                     -------------------------------------------------
Net investment income:
  Dividends                            463,990       3,714            0      2,537,957
  Interest                               5,028      (2,341)     367,412      3,460,712
                                     -------------------------------------------------
    Net investment income              469,018       1,373      367,412      5,998,669

Realized gains                              47      61,314            0        154,728

Net change in unrealized
  (depreciation) on investments       (457,963)   (748,055)           0     (4,298,862)

Contributions:
  Employer contributions               264,811        (820)           0      4,746,739
  Employee contributions             1,005,997           0            0     14,637,192
                                     -------------------------------------------------
    Total contributions              1,270,808        (820)           0     19,383,931

Participant loan repayments            143,787       1,514   (3,238,992)             0

Distributions and other               (159,881)    (41,907)     (19,564)    (4,272,105)

Transfer from (to) Plan B             (411,225)     15,566     (227,174)    (1,339,775)

Plan fees and expenses                  (5,723)     (4,322)           0       (153,469)

Loans to participants                 (157,831)    (33,020)   4,098,946              0

Interfund transfers                    905,973    (125,511)        (986)             0
                                     -------------------------------------------------
  Net changes in plan equity         1,597,010    (873,868)     979,642     15,473,117

Plan equity at beginning of
  period                             2,961,681   1,558,623    6,199,790     89,436,887
                                     -------------------------------------------------
Plan equity at end of
  period                             4,558,691     684,755    7,179,432    104,910,004
                                     =================================================


See accompanying notes to financial statements.

                   Ryder System, Inc. Employee Savings Plan A
      Statement of Income and Changes in Plan Equity with Fund Information
                      For the Year Ended December 31, 1993

                                           Fund A        Fund B       Fund C        Fund D       Fund E       Fund F      Fund G
                                      ---------------------------------------------------------------------------------------------
Net investment income:
  Dividends                           $     248,296             0           0        588,220      521,963     288,719      263,794
  Interest                                    2,190     2,623,034      98,840          1,555        2,924       1,375          969
                                      ---------------------------------------------------------------------------------------------
    Net investment income                   250,486     2,623,034      98,840        589,775      524,887     290,094      264,763

Realized gains                              434,375             0           0         31,651      498,594     183,925       17,207

Net change in unrealized appreciation/
  (depreciation) on investments             740,128             0           0        185,220    1,354,915     102,716      363,458

Contributions:
  Employer contributions                    445,059     2,424,407     241,222        257,610      565,478     158,610      114,858
  Employee contributions                  1,123,867     5,611,608     630,263        883,386    1,942,571     610,970      391,051
                                      ---------------------------------------------------------------------------------------------
    Total contributions                   1,568,926     8,036,015     871,485      1,140,996    2,508,049     769,580      505,909

Participant loan repayments                 274,494     1,312,672     142,951        263,280      537,845     116,988       83,623

Distributions and other                    (742,399)   (2,192,949)   (257,189)      (416,114)    (869,533)   (137,845)    (131,285)

Plan fees and expenses                      (20,771)      (54,235)     (9,570)       (12,051)     (21,366)     (5,483)      (4,730)

Loans to participants                      (425,449)   (1,824,033)   (196,712)      (345,974)    (719,156)   (154,165)    (100,223)

Transfer to Plan B                      (20,647,725)  (49,771,601) (2,887,754)   (13,031,525) (26,577,146) (7,967,404)  (5,656,267)

Equity transfer to Fund H                (1,623,097)            0           0              0            0           0            0

Interfund transfers                      (1,014,817)      280,893    (203,870)      (174,374)    (417,029)    865,992      683,951
                                      ---------------------------------------------------------------------------------------------
  Net changes in plan equity            (21,205,849)  (41,590,204) (2,441,819)   (11,769,116) (23,179,940) (5,935,602)  (3,973,594)

Plan equity at beginning of
  period                                 32,228,183    79,232,406   5,944,760     18,946,130   38,901,690   9,586,154    6,935,275
                                      ---------------------------------------------------------------------------------------------
Plan equity at end of
  period                              $  11,022,334    37,642,202   3,502,941      7,177,014   15,721,750   3,650,552    2,961,681
                                      =============================================================================================
                                            Fund H        Loan Fund             Total
                                       ------------------------------------------------
Net investment income:
  Dividends                                    0                0             1,910,992
  Interest                                     0          402,540             3,133,427
                                       ------------------------------------------------
    Net investment income                      0          402,540             5,044,419

Realized gains                                 0                0             1,165,752

Net change in unrealized appreciation/
  (depreciation) on investments          (85,770)               0             2,660,667

Contributions:
  Employer contributions                       0                0             4,207,244
  Employee contributions                       0                0            11,193,716
                                       ------------------------------------------------
    Total contributions                        0                0            15,400,960

Participant loan repayments                    0       (2,731,853)                    0

Distributions and other                  (18,152)           5,142            (4,760,324)

Plan fees and expenses                         0                0              (128,206)

Loans to participants                       (469)       3,766,181                     0

Transfer to Plan B                        61,549       (8,214,929)         (134,692,802)

Equity transfer to Fund H              1,623,097                0                     0

Interfund transfers                      (21,632)             886                     0
                                       ------------------------------------------------
  Net changes in plan equity           1,558,623       (6,772,033)         (115,309,534)

Plan equity at beginning of
  period                                       0       12,971,823           204,746,421
                                       ------------------------------------------------
Plan equity at end of
  period                               1,558,623        6,199,790            89,436,887
                                       ================================================



See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

A.   BASIS OF ACCOUNTING
     The financial statements of the Ryder System, Inc. Employee Savings Plan A ("the Plan") are prepared on the accrual basis of accounting. Plan assets, except for fixed income investments, participant loan receivables and group annuity insurance contracts which are valued at contract value, are stated at market value (quoted market prices) as determined by the Plan's trustee. Purchases and sales of securities are recorded on a trade date basis. Cost is determined based on historical average cost.

B.   RECLASSIFICATION

     Certain 1994 financial statement amounts have been reclassified to conform with the current year's presentation.

C.   USE OF ESTIMATES

     The Plan administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2.   THE PLAN

     The following description of the Plan reflects all Plan amendments through December 31, 1995, and is provided for general purposes only. As of January 1, 1993, active salaried employees and active employees, whether salaried or hourly, of the Aviation Services Division were excluded from participation in the Ryder System, Inc. Employee Savings Plan A. Such employees and their participating account balances were transfered to the Ryder System, Inc. Employee Savings Plan B. Effective January 1, 1995, field hourly employees of Ryder Dedicated Logistics, Inc. and full time employees of Ryder Driver Leasing, Inc. became eligible for Plan B. Any related account balances in the Ryder System, Inc. Employee Savings Plan A were transferred to the Ryder System, Inc. Employee Savings Plan B.

     Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

     Participation in the Plan is voluntary. However, to participate in the Plan, an employee of Ryder System, Inc. (the "Company") must meet certain eligibility requirements related to employment date, age and service hours. In general, non-salaried employees of the Company and participating affiliates are eligible to participate in the Plan, however, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.

     The number of participants' accounts in each of the funds at December 31, 1995 and 1994 is as follows:

                                                 1995      1994
                                                 ----      ----
                              Fund A            3,653     4,884
                              Fund B            5,740     8,445
                              Fund C                0     1,839
                              Fund D            2,420     2,675
                              Fund E            3,666     6,896
                              Fund F            2,030     2,225
                              Fund G            1,777     2,174
                              Fund H                0     3,805
                              Fund I               36         0
                              Fund J               91         0
                              Fund K              134         0
                              Loan Fund         2,234     2,143

3.   PLAN INVESTMENT FUNDS

     The Plan's trustee, State Street Bank & Trust Company, maintains Plan assets in separate investment funds. Participants may elect to contribute to, or transfer among, any of the funds. Participants may transfer among funds on a daily basis. Prior to April 17, 1995 earnings were allocated monthly based on units of investment. Effective April 17, 1995 earnings are allocated daily.

     Investment Fund A ("Fund A") - Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock.

     Investment Fund B ("Fund B") - Fund B consists of funding accounts established by contracts with various insurance companies. Participants' accounts are credited with interest based on a pooling of the returns of the various funding accounts.

     Funding accounts generally continue for a period of two to five years after their inception. During 1995, 1994 and 1993, the yield on open funding contracts ranged from 4.89% to 9.05%, 4.89% to 9.05% and 4.89 to 9.3% respectively.

     Investment Fund C ("Fund C") - Fund C consists of a funding account established with the Ryder System Federal Credit Union. Effective April 1, 1995, the assets of this fund were merged into Fund B and the fund was discontinued as an Investment Fund under the Plan.

     Investment Fund D ("Fund D") - Fund D may normally be invested in a variety of common, preferred or capital stocks, but may include investments in bonds or securities convertible into common or capital stocks, similar types of equity investments and bonds. Since Plan inception, this fund has been invested solely in shares of the Lord Abbett, Affiliated Fund.

     Investment Fund E ("Fund E") - Fund E may be invested primarily in common or capital stocks, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock or debt securities. Since Plan inception, this fund has been invested solely in shares of the Putnam Voyager Fund.

     Investment Fund F ("Fund F") - Fund F may be invested in securities issued by U.S. based companies that are selling below book value. Up to 50% of the fund's portfolio may consist of securities of companies involved in prospective mergers, consolidations, liquidations and reorganizations.
     The fund may also engage in covered call option writing. The primary objective of the fund is capital appreciation and not necessarily the attainment of a balanced investment program. Since 1989, following adoption by the Plan, this fund has been invested solely in shares of the Mutual Series Fund, Inc., Qualified Income Fund.

     Investment Fund G ("Fund G") - Fund G may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations. The fund's investment objective is long-term capital growth. Since 1989, following adoption by the Plan, this fund has been invested solely in shares of the Templeton World Fund. Effective April 1, 1995, assets in this fund were transferred to the Templeton Foreign Fund. All investments in the Templeton World Fund were discontinued. Like the Templeton World Fund, the Templeton Foreign Fund's objective is long-term capital growth. The Templeton Foreign Fund maintains a flexible investment policy and can invest in all types of securities in any foreign country, developed or undeveloped.

     Investment Fund H ("Fund H") - Fund H was invested in Aviall, Inc. Common stock and was a frozen fund. Participants could not contribute to nor transfer into the fund. Participants could transfer assets from Fund H to any other investment fund of the Plan. Monies remaining in the Fund at December 31, 1995 were liquidated and reinvested in Fund A.

     Investment Fund I ("Fund I") - Effective April 1, 1995 the Life Solutions Growth Fund managed by State Street Bank was added as an investment option in the Plan. This fund's primary objective is price appreciation; income is secondary. The typical allocation (subject to current market conditions) is 65% US equities, 15% international equities and 20% bonds.

     Investment Fund J ("Fund J") - Effective April 1, 1995 the Life Solutions Balanced Growth Fund managed by State Street Bank was added as an investment option in the Plan. This fund's primary objective is to provide both current income and opportunities for price appreciation. The typical allocation (subject to current market conditions) is 50% US equities, 10% international equities and 40% bonds.

     Investment Fund K ("Fund K") - Effective April 1, 1995 the Life Solutions Income & Growth Fund managed by State Street Bank was added as an investment option in the Plan. This fund's primary objective is to provide a high level of income and more limited opportunites for price appreciation. The typical allocation (subject to current market conditions) is 35% US equities, 5% international equities and 60% bonds.

4.   CONTRIBUTIONS

     Participants may elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 10% or 15% of compensation, depending on an individual's annual salary level, b) $9,240, or c) such other amount as shall be determined by the Company's Retirement Committee from time to time. Effective April 1, 1995 the Company matches 50% of the employee's annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year, or, (2) 50% of the first 3% of the employee's compensation for any plan year. Participants are fully vested in the earnings of their individual contributions to the Plan and vest 25% per year in the Company contributions and the earnings attributable to such contributions. Upon participant's distribution, related non-vested Company contributions are forfeited and are used to offset future Company contributions.

5.   DISTRIBUTIONS

     On termination of service, if a participant's account balance is greater than $3,500, a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $3,500 receive automatic distributions. The 1995 and 1994 Plan Equity on the Statement of Financial Position includes the following amounts allocated to accounts of terminated persons who have not yet been paid.

                                                                   1995            1994
                                                                   ----            ----
                                         Fund A                       19,148        161,573
                                         Fund B                       35,188        634,078
                                         Fund C                            0         61,981
                                         Fund D                        7,107         76,034
                                         Fund E                       14,079        126,626
                                         Fund F                       11,369         32,917
                                         Fund G                        8,583         52,648
                                         Fund H                            0         11,293
                                         Fund I                          315         61,689
                                         Fund J                          209              0
                                         Fund K                            0              0
                                         Loan Fund                     2,669              0
                                                          ---------------------------------
                                         Total            $           98,667      1,218,839
                                                          =================================

6.   WITHDRAWALS

     A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship.
     The Plan Administrator must approve the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for tax purposes.

7.   DISTRIBUTIONS TO AVIALL PLAN

     On December 7, 1993, Ryder System, Inc. completed the spin-off of its Aviation Division, Aviall, Inc. ("Aviall"). Under the terms of the spin-off, the Company distributed to its holders of common stock one share of Aviall, Inc. common stock for each four shares of Ryder System, Inc. common stock held. Participants in the Savings Plan who were invested in the Ryder System, Inc. common stock fund on this date received the equivalent of one share of Aviall common stock for each four shares of Ryder System, Inc. common stock held. As a result of the spin-off a new "Fund H" was created.

8.   PARTICIPANT LOANS

     Plan participants are able to request loans against their Plan account balances subject to certain limitations as to amount and repayment term. Loans accrue interest at a rate which is comparable to those of most major lending institutions and all principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

9.   TERMINATION

     While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

10.  FEDERAL INCOME TAX EFFECTS OF THE PLAN

     The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter obtained was dated August 21, 1986. The Company requested in March, 1995 a tax determination letter from the IRS for the Ryder System, Inc. Employee Savings Plan A but has not yet received a response. However, management believes the Plan remains a qualified plan within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code and, accordingly, is exempt from Federal Income Tax.

     Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

     Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

11.  PLAN FEES AND EXPENSES

     Generally, Plan fees and expenses are paid by the Plan. At its discretion, the Company may elect to pay some administrative and marketing expenses.

12.  NET REALIZED GAINS OR LOSSES

 Net realized gains or losses on investments covering the last three years are as follows:

              FOR THE YEAR ENDED DECEMBER 31, 1995:

                                                                              NET
                               AGGREGATE             AGGREGATE             REALIZED
                                PROCEEDS                COST              GAIN/(LOSS)
                                --------                ----              -----------
              Fund A        $    1,028,517               724,679                303,838
              Fund D               465,635               416,409                 49,226
              Fund E             1,413,371               929,186                484,185
              Fund F               367,232               304,618                 62,614
              Fund G             4,147,560             4,169,450               (21,890)
              Fund H               526,011               686,779              (160,768)
              Fund I                18,947                17,955                    992
              Fund J                11,524                11,093                    431
              Fund K                68,300                65,295                  3,005
                            --------------             ---------              ---------
                            $    8,047,097             7,325,464                721,633
                            ==============             =========              =========


              FOR THE YEAR ENDED DECEMBER 31, 1994:

                                                                             NET
                               AGGREGATE             AGGREGATE             REALIZED
                                PROCEEDS                COST             GAIN/(LOSS)
                                --------                ----             -----------
              Fund A        $    2,272,477             2,264,584                7,893
              Fund D             1,348,709             1,345,127                3,582
              Fund E             2,848,003             2,769,627               78,376
              Fund F             1,091,260             1,087,744                3,516
              Fund G             1,362,617             1,362,570                   47
              Fund H               455,281               393,967               61,314
                            --------------             ---------              -------
                            $    9,378,347             9,223,619              154,728
                            ==============             =========              =======


              FOR THE YEAR ENDED DECEMBER 31, 1993:

                                                                             NET
                               AGGREGATE             AGGREGATE             REALIZED
                                PROCEEDS                COST             GAIN/(LOSS)
                                --------                ----             -----------
              Fund A        $    2,677,817             2,243,442              434,375
              Fund D             1,711,091             1,679,440               31,651
              Fund E             3,473,588             2,974,994              498,594
              Fund F             1,572,016             1,388,091              183,925
              Fund G               925,010               907,803               17,207
                            --------------             ---------            ---------
                            $   10,359,522             9,193,770            1,165,752
                            ==============             =========            =========

     13.     SUBSEQUENT EVENTS

     The change in net unrealized gains or losses arising in the various funds of the Plan after December 31, 1995 and prior to May 1, 1996 are as follows:

                      UNREALIZED                   UNREALIZED
                     APPRECIATION                 APPRECIATION              NET CHANGE IN
                    (DEPRECIATION)               (DEPRECIATION)              UNREALIZED
                 AT DECEMBER 31, 1995           AT APRIL 30, 1996           APPRECIATION
                 --------------------           -----------------           ------------
 Fund A         $        (2,038,976)                   (303,020)              1,735,956
 Fund B                           0                           0                       0
 Fund C                           0                           0                       0
 Fund D                     988,464                   1,554,058                 565,594
 Fund E                   8,724,737                  11,217,257               2,492,520
 Fund F                     671,483                   1,209,544                 538,061
 Fund G                      44,587                     374,848                 330,261
 Fund H                           0                           0                       0
 Fund I                      17,253                      27,358                  10,105
 Fund J                       6,975                      12,674                   5,699
 Fund K                       3,274                       3,290                      16
 Loan Fund                        0                           0                       0
                -------------------                  ----------               ---------
                $         8,417,797                  14,096,009               5,678,212
                ===================                  ==========               =========

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
                     SCHEDULE 1 - SCHEDULE OF INVESTMENTS


                                        NUMBER OF
                                      SHARES, UNITS                                       UNREALIZED
                                      OR PRINCIPAL                         MARKET        APPRECIATION
                                         AMOUNTS            COST           VALUE        (DEPRECIATION)
                                   ------------------------------------------------------------------
AT DECEMBER 31, 1995

Directed Account Short-Term
  Investment Fund                      5,594,131         5,594,131       5,594,131                0

Fund A                                   405,893        12,084,833      10,045,857       (2,038,976)
Fund B                                38,815,957        38,815,957      38,815,957                0
Fund C                                         0                 0               0                0
Fund D                                   893,229         9,364,063      10,352,527          988,464
Fund E                                 1,535,401        14,690,130      23,414,867        8,724,737
Fund F                                   225,312         6,029,298       6,700,781          671,483
Fund G                                   476,666         4,331,208       4,375,795           44,587
Fund H                                         0                 0               0                0
Fund I                                    15,736           166,444         183,697           17,253
Fund J                                    11,703           126,273         133,248            6,975
Fund K                                     2,798            28,105          31,379            3,274
Loans                                  7,825,478         7,825,478       7,825,478                0
                                                      ----------------------------
                                                        99,055,920     107,473,717                        8,417,797
                                                      ----------------------------

AT DECEMBER 31, 1994

Directed Account Short-Term
  Investment Fund                      1,817,235         1,817,235       1,817,235

Fund A                                   467,793        12,290,134      10,005,573       (2,284,561)
Fund B                                44,617,908        44,617,908      44,617,908                0
Fund C                                 3,996,749         3,996,749       3,996,749                0
Fund D                                   799,255         8,319,328       8,219,400          (99,928)
Fund E                                 1,438,337        12,876,518      17,071,757        4,195,239
Fund F                                   186,046         4,797,963       5,121,906          323,943
Fund G                                   303,222         4,571,783       4,296,659         (275,124)
Fund H                                    87,398         1,517,770         683,945         (833,825)
Fund I                                         0                 0               0                0
Fund J                                         0                 0               0                0
Fund K                                         0                 0               0                0
Loans                                  7,033,949         7,033,949       7,033,949                0
                                                       ---------------------------
                                                       101,839,337     102,865,081                        1,025,744
                                                       ---------------------------                      -----------
Net appreciation included in
 statement of income and
 changes in plan equity                                                                                   7,392,053
                                                                                                        ===========

                    RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
                SCHEDULE II -- SCHEDULE OF REPORTABLE TRANSACTIONS
                       FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                PROCEEDS
                                                                --------
Transfer to Plan B
  Fund B: Interest Income Fund                                  $9,479,382

                         Independent Auditors' Consent


The Participants and Administrator
Ryder System, Inc. Employee Savings Plan A:

We consent to incorporation by reference in the Registration Statement (No. 33-58001) on Form S-8 of Ryder System, Inc. covering the Ryder System, Inc. Employee Savings Plan A, of our report dated June 14, 1996, relating to the statements of financial position with fund information of the Ryder System, Inc. Employee Savings Plan A as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity with fund information for each of the years in the three-year period ended December 31, 1995, and related schedules of investments as of December 31, 1995 and 1994, and schedule of reportable transactions for the year ended December 31, 1995, which report appears in the December 31, 1995 annual report on Form 11-K of the Ryder System, Inc. Employee Savings Plan A filed by Ryder System, Inc.


                                          /s/ KPMG PEAT MARWICK LLP


Miami, Florida
June 27, 1996

                              REQUIRED INFORMATION

Financial Statements

         Independent Auditors' Report
         Statement of Financial Position, with Fund Information, as of December
            31, 1995 and 1994
         Statement of Income & Changes in Plan Equity, with Fund Information, for the years ending December 31, 1995, 1994, and 1993
         Notes to Financial Statements

Exhibits

         Schedule  I - Schedule of Investments as of December 31, 1995 and 1994
         Schedule II - Schedule of Reportable Transactions for the year ended
                       December 31, 1995.
         Independent Auditors' Consent


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                     RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A


Date:  July 2, 1996                   By: /s/ J. Ernest Riddle
                                        --------------------------------------
                                          J. Ernest Riddle
                                          Member - Retirement Committee
                                          President - International Division